ANDRETTI ACQUISITION CORP.

7615 Zionsville Road

Indianapolis, Indiana 46268

January 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Division of Corporation Finance
Office of Technology

Re:	Andretti Acquisition Corp.
Registration Statement on Form S-4
Filed October 27, 2023
File No. 333-275207

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Andretti Acquisition Corp. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective at 4:00 P.M., Eastern Time, on January 29, 2024 or as soon as practicable thereafter.

Please contact Raphael M. Russo (212-373-3309) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Russo by telephone when this request for acceleration has been granted.

ANDRETTI ACQUISITION CORP.

By:	/s/ William M. Brown
Name:	William M. Brown
Title:	President and Chief Financial Officer

cc:	Securities and Exchange Commission
Claire DeLabar Robert Littlepage Matthew Crispino

Andretti Acquisition Corp.
William Sandbrook William M. Brown

Paul Weiss, Rifkind, Wharton & Garrison LLP
Raphael M. Russo